Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

Legal information

Denomination: Adecoagro S.A.
Legal address: 28, Boulevard Raiffeisen, L-2411, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 147,872,161 common shares (Note 21)
Outstanding Capital Stock: 144,273,082 common shares
Treasury Shares: 3,599,079 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the three-month periods ended March 31, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Three-months ended March 31,
	Note	2026	2025

		(unaudited)
Revenue	4	398,680	325,506
Cost of revenue	5	(300,878)	(276,236)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	23,903	23,562
Changes in net realizable value of agricultural produce after harvest		(3,138)	1,223
Margin on manufacturing and agricultural activities before operating expenses		118,567	74,055
General and administrative expenses	6	(35,825)	(32,281)
Selling expenses	6	(52,978)	(37,146)
Other operating expense, net	8	(7,174)	(990)
Profit from operations		22,590	3,638
Finance income	9	102,180	36,400
Finance costs	9	(46,218)	(24,974)
Other financial results - Net (loss) / gain of inflation effects on the monetary items	9	(6,674)	410
Financial results, net	9	49,288	11,836
Profit before income tax		71,878	15,474
Income tax (expense) / benefit	10	(28,066)	3,233
Profit for the period		43,812	18,707
Attributable to:
Equity holders of the parent		40,139	18,078
Non-controlling interest		3,673	629

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		0.281	0.181
Diluted earnings per share		0.280	0.180

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the three-month periods ended March 31, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Three-months ended March 31,
	2026	2025

	(unaudited)

Profit for the period	43,812	18,707
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	127,219	78,802
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(67,626)	(21,481)
Other comprehensive income for the period	59,593	57,321
Total comprehensive income for the period	103,405	76,028

Attributable to:
Equity holders of the parent	98,921	75,215
Non-controlling interest	4,484	813

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of March 31, 2026 and December 31, 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2026	2025
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment, net	11	3,108,385	3,010,351
Right of use assets	12	385,520	388,993
Investment property	13	24,037	24,037
Intangible assets, net	14	257,789	253,875
Biological assets	15	46,491	40,488
Deferred income tax assets	10	24,783	23,722
Trade and other receivables, net	17	89,980	82,889
Derivative financial instruments	16	3,070	1,888
Other Assets		3,690	3,459
Total Non-Current Assets		3,943,745	3,829,702
Current Assets
Biological assets	15	250,360	274,256
Inventories	18	379,234	306,271
Trade and other receivables, net	17	382,595	364,350
Derivative financial instruments	16	53	1,243
Short-term investments		57,004	89,826
Cash and cash equivalents	19	172,531	383,150
Total Current Assets		1,241,777	1,419,096
TOTAL ASSETS		5,185,522	5,248,798
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	221,808	221,808
Share premium	21	876,453	876,091
Cumulative translation adjustment		(342,095)	(426,225)
Equity-settled compensation		12,551	11,358
Other reserves		150,759	153,237
Treasury shares		(5,396)	(7,940)
Revaluation surplus		250,361	275,709
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		549,869	509,730
Equity attributable to equity holders of the parent		1,755,884	1,655,342
Non-controlling interest		141,433	136,949
TOTAL SHAREHOLDERS EQUITY		1,897,317	1,792,291
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	620	700
Borrowings	24	1,515,727	1,379,921
Lease liabilities	25	289,820	296,643
Deferred income tax liabilities	10	742,317	728,634
Payroll and social security liabilities	26	631	567
Derivatives financial instruments	16	2,075	1,271
Provisions for other liabilities	27	21,651	22,269
Total Non-Current Liabilities		2,572,841	2,430,005
Current Liabilities
Trade and other payables	23	213,007	673,160
Current income tax liabilities	10	51,558	31,921
Payroll and social security liabilities	26	38,917	38,782
Borrowings	24	341,331	213,088
Lease liabilities	25	59,090	59,959
Derivative financial instruments	16	5,812	4,123
Provisions for other liabilities	27	5,649	5,469
Total Current Liabilities		715,364	1,026,502
TOTAL LIABILITIES		3,288,205	3,456,507
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		5,185,522	5,248,798

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2025	167,073	659,399	(413,757)	17,264	151,261	(16,989)	245,261	41,574	518,064	1,369,150	38,951	1,408,101
Profit for the period	—	—	—	—	—	—	—	—	18,078	18,078	629	18,707
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	65,047	—	—	—	12,146	—	—	77,193	1,609	78,802
Revaluation of surplus (*)	—	—	—	—	—	—	(20,056)	—	—	(20,056)	(1,425)	(21,481)
Other comprehensive income for the period	—	—	65,047	—	—	—	(7,910)	—	—	57,137	184	57,321
Total comprehensive income for the period	—	—	65,047	—	—	—	(7,910)	—	18,078	75,215	813	76,028

- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	3,374	—	—	—	—	—	3,374	—	3,374
Forfeited	—	—	—	—	2	(2)	—	—	—	—	—	—
Granted	—	—	—	—	(1,498)	1,498	—	—	—	—	—	—
-Purchase of own shares (Note 21)	—	(8,623)	—	—	—	(1,587)	—	—	—	(10,210)	—	(10,210)
- Dividends to shareholders (Note 21)	—	(17,500)	—	—	—	—	—	—	—	(17,500)	—	(17,500)
Balance at March 31, 2025 (unaudited)	167,073	633,276	(348,710)	20,638	149,765	(17,080)	237,351	41,574	536,142	1,420,029	39,764	1,459,793

(*) Net of 11,471 of Income tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2026 and 2025 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2026	221,808	876,091	(426,225)	11,358	153,237	(7,940)	275,709	41,574	509,730	1,655,342	136,949	1,792,291
Profit for the period	—	—	—	—		—	—	—	40,139	40,139	3,673	43,812
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	84,130	—	—	—	37,148	—	—	121,278	5,941	127,219
- Items that will not be reclassified to profit or loss:
Revaluation surplus (*)	—	—	—	—	—	—	(62,496)	—	—	(62,496)	(5,130)	(67,626)
Other comprehensive income for the period	—	—	84,130	—	—	—	(25,348)	—	—	58,782	811	59,593
Total comprehensive income for the period	—	—	84,130	—	—	—	(25,348)	—	40,139	98,921	4,484	103,405

- Employee share options (Note 22):
Exercised	—	362	—	(116)	—	66	—	—	—	312	—	312
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	1,309	—	—	—	—	—	1,309	—	1,309
Granted	—	—	—	—	(2,478)	2,478	—	—	—	—	—	—
Balance at March 31, 2026 (unaudited)	221,808	876,453	(342,095)	12,551	150,759	(5,396)	250,361	41,574	549,869	1,755,884	141,433	1,897,317

(*) Net of (36,340) of Income tax.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Three-months ended March 31,
	Note	2026	2025
		(unaudited)
Cash flows from operating activities:
Profit for the period		43,812	18,707
Adjustments for:
Income tax expense / (benefit)	10	28,066	(3,233)
Depreciation of property, plant and equipment	11	57,637	30,163
Depreciation of right of use assets	12	14,089	15,811
Net loss from the fair value adjustment of investment properties	13	3,659	1,450
Amortization of intangible assets	14	1,169	623
(Gain) / loss from disposal of other property items	8	(921)	50
Equity settled share-based compensation granted	7	1,872	1,512
Loss from derivative financial instruments	8, 9	7,113	2,209
Interest, finance cost related to lease liabilities and other financial expense, net	9	28,321	22,831
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(5,242)	(13,385)
Changes in net realizable value of agricultural produce after harvest (unrealized)		1,521	1,875
Provision and allowances		(229)	22
Tax credit recognized	8	(3,701)	(4,595)
Net loss / (gain) of inflation effects on the monetary items	9	6,674	(410)
Foreign exchange gains, net	9	(88,570)	(33,226)
Subtotal		95,270	40,404
Changes in operating assets and liabilities:
Increase in trade and other receivables		(11,658)	(119,563)
Increase in inventories		(43,844)	(14,460)
Decrease in biological assets		57,405	72,785
Decrease in other assets		159	133
Increase in derivative financial instruments		(2,321)	(4,494)
(Decrease) / increase in trade and other payables		(95,160)	4,489
(Decrease) / increase in payroll and social security liabilities		(1,342)	1,581
(Decrease) / increase in provisions for other liabilities		(835)	225
Net cash provided by operating activities before taxes paid		(2,326)	(18,900)
Income tax paid		(255)	(170)
Net cash provided by operating activities	(a)	(2,581)	(19,070)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2026 and 2025 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Three-months ended March 31,
	Note	2026	2025
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		(396,282)	—
Purchases of property, plant and equipment	11	(86,753)	(84,323)
Purchases of cattle and non-current biological assets		(4)	(141)
Purchases of intangible assets	14	(569)	(309)
Interest received and others		8,577	1,814
Proceeds from sale of property, plant and equipment		389	208
Acquisition of short-term investment	16 (b)	(340,495)	(44,244)
Disposal of short-term investment	16	389,084	28,097
Net cash used in investing activities	(c)	(426,053)	(98,898)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise		312	—
Proceeds from long-term borrowings	24	230,707	12,522
Payments of long-term borrowings		(19,815)	(21,433)
Proceeds from short-term borrowings		137,162	142,034
Payment of short-term borrowings		(69,479)	(8,733)
Payments of derivative financial instruments		(215)	(78)
Lease payments		(20,463)	(19,881)
Interest paid	(d)	(41,628)	(15,684)
Purchase of own shares		—	(10,210)
Net cash generated in financing activities	(e)	216,581	78,537
Net decrease in cash and cash equivalents		(212,053)	(39,431)
Cash and cash equivalents at beginning of period	19	383,150	211,244
Effect of exchange rate changes and inflation on cash and cash equivalents	(f)	1,434	7,717
Cash and cash equivalents at end of period	19	172,531	179,530

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		2026	2025
Operating activities	(a)	(24,376)	(17,342)
Acquisition of short term investment	(b)	8,040	(551)
Investing activities	(c)	9,912	15,155
Interest paid	(d)	(90)	1,233
Financing activities	(e)	18,892	2,820
Exchange rate changes and inflation on cash and cash equivalents	(f)	(4,428)	(633)
For non-cash transactions, see Note 12 for right of use assets.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information
Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group.” The Group’s activities are carried out through three major lines of business, namely, Sugar, Ethanol and Energy, Fertilizers and Food and Agriculture.
As further described in Note 20, on December 18, 2025, the Group completed the acquisition of Profertil S.A. Accordingly, Profertil S.A. has been consolidated from the acquisition date. The condensed consolidated statement of income and the condensed consolidated statement of cash flows for the three-month period ended March 31, 2026 include Profertil S.A. for the full interim period, while the comparative information for the three-month period ended March 31, 2025 does not include Profertil S.A. As a result, the condensed consolidated statement of income and the condensed consolidated statement of cash flows for the three-month period ended March 31, 2026 are not directly comparable with the corresponding 2025 period. These condensed consolidated interim financial statements should be read in light of these circumstances and the related disclosure in Note 20.
Adecoagro is a public company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.
These Interim Financial Statements have been approved for issue by the Board of Directors on May 8, 2026.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in the annual consolidated financial statements. There have been no significant changes to the Group’s exposure and risk management principles and processes since December 31, 2025. See Note 2 to the annual consolidated financial statements for more information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the nine-month period ended March 31, 2026. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s inflation rate for the three-month period ended March 31, 2026 and 2025 were 9.4% and 8.6%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of March 31, 2026 and 2025, respectively, was 1,382 and 1,074, respectively, against the U.S. dollar.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank under prior administration, had implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as “Contado con Liquidación” or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets transactions
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
that could be implemented in different ways, both for the inflow and outflow of funds. The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

Through Central Bank Communication “A” 8226 and Decree 269/2025 implemented in April 2025, Argentina introduced key measures to liberalize its exchange market. Individuals are now allowed to freely purchase US dollars for savings without prior authorization, provided the transactions are made via bank debit. Additionally, the repatriation of dividends was enabled for financial statements from 2025 onwards, and payments for services to unrelated foreign parties can now be made immediately, with a reduced 90-day wait for related entities.

However, as of April 30, 2026, the complete removal of exchange controls has not yet materialized, and several restrictions remain in place to prevent capital flight. The monetary policy has shifted to a managed floating exchange rate regime where the bands are no longer expanded by a fixed 1% monthly; instead, the Central Bank now adjusts the floor and ceiling based on the latest monthly inflation data from INDEC. Despite the initial flexibilizations, legal entities are still strictly prohibited from purchasing foreign currency for hoarding purposes. Furthermore, the mandatory liquidation of foreign trade revenues within specific timeframes remains enforced, cross-restrictions persist preventing those who operate in financial exchange markets (like MEP or CCL) from accessing the official market, and financial debt payments between local subsidiaries and their foreign parent companies continue to face strict limitations.

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2026. All amounts are shown in US dollars.

	March 31, 2026
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Chilean Peso	US Dollar	Total
Argentine Peso	35,527	—	—	22,488	58,015
Brazilian Reais	—	(659,043)	—	—	(659,043)
US Dollar	(844,219)	(269,241)	1,923	(210,849)	(1,322,386)
Uruguayan Peso	—	—	—	(1,378)	(1,378)
Euro	(929)	—	—	(27,130)	(28,059)
Total	(809,621)	(928,284)	1,923	(216,869)	(1,952,851)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the period ended March 31, 2026 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso.

	March 31, 2026
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Chilean Peso	Total
US Dollar	(211,055)	(26,924)	192	(237,787)
(Decrease) or increase in Profit before income tax	(211,055)	(26,924)	192	(237,787)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at March 31, 2026 (all amounts are shown in US dollars):

	March 31, 2026
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	US Dollar	Total
Fixed rate:
Brazilian Reais	—	111,361	—	111,361
US Dollar	291,716	292,301	914,096	1,498,113
Subtotal fixed-rate borrowings	291,716	403,662	914,096	1,609,474
Variable rate:
Brazilian Reais	—	218,721	—	218,721
Euro	—	—	28,863	28,863
Subtotal variable-rate borrowings	—	218,721	28,863	247,584
Total borrowings as per analysis	291,716	622,383	942,959	1,857,058

At March 31, 2026, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	March 31, 2026
	(unaudited)
	Functional currency
Rate per currency denomination	Brazilian Reais	US Dollar	Total
Variable rate:
Brazilian Reais	(2,187)	—	(2,187)
Euro	—	(289)	(289)
Decrease in profit before income tax	(2,187)	(289)	(2,476)

•Credit risk

As of March 31, 2026, three banks accounted for approximately 72% of the total cash deposited (Credit Agricole, Itau and SBS).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2026:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
▪    Futures / Options

	March 31, 2026
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Soybean	6	1,944	(17)	(18)
Wheat	1	205	(9)	(9)
Sugar	26	8,835	(134)	(1,774)
Options:
Buy put
Sugar	24	361	(610)	(403)
Sell call
Sugar	69	(1,683)	(680)	(1,141)
Total	126	9,662	(1,450)	(3,345)

(*) Included in line “Gain / (Loss) from commodity derivative financial instruments” Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps
The Group’s subsidiary Adecoagro Vale do Ivinhema entered into interest rate swap operations:
a) In December 2020, with Itaú BBA in an aggregate amount of R$ 400 million. In these operations the company receives IPCA (Extended National Consumer Price Index) plus 4.24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap was early terminated in December, 2025 and the subsidiary entered into a new interest rate swap operation with Itaú BBA in an aggregate amount of R$ 365 million. In this transaction, Adecoagro Vale do Ivinhema receives a fixed rate of 13.47% per annum and pays CDI (a floating interbank interest rate in Brazilian Reais) plus 0.05% per annum. This swap expires semiannually until December, 2034.

b) In July 2024 with:

– Itaú BBA in an aggregate amount of R$ 76 million. In this operation the company receives IPCA (Extended National Consumer Price Index) plus 6.80% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.49% per year. This swap expires in July 2034.

– BR Partners in an aggregate amount of R$ 115 million. In this operation the company receives IPCA (Extended National Consumer Price Index) plus 6.76% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.41% per year. This swap expires in July 2031.

– XP Investimentos in an aggregate amount of R$ 209 million. In this operation the Company receives pre-fixed rate 12.61% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.48% per year. This swap expires in July 2031.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
These interest rate swap agreements resulted in a recognition of a loss of US$ 1.8 million for the three-month period ended March 31, 2026.

▪Currency forward
No significant currency forward is in place.

3.    Segment information

We are an agro-industrial company in South America, with operations in Argentina, Brazil and Uruguay. Our businesses encompass agricultural production, industrial processing and the production of critical agricultural inputs. In agriculture, we produce a diversified portfolio of products—including various crops, rice, sugarcane and dairy—supplying both our own industrial operations and third-party clients. Our manufacturing activities include the processing and commercialization of value-added products, such as sugar, ethanol, energy, processed peanuts, rice and dairy products, like UHT milk and powdered milk, among others. In addition, we produce nitrogen-based fertilizers, supporting agricultural productivity in Argentina and South America. We also provide ancillary services such as grain warehousing, conditioning, handling and drying. Furthermore, we opportunistically conduct land sales and/or acquisitions.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on our internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

Following the completion of the acquisition of Profertil S.A. on December 18, 2025 (see Note 20), and effective January 1, 2026, the Group’s chief operating decision maker reassessed the Group’s internal reporting structure and the manner in which operating performance is reviewed and resources are allocated. This reassessment resulted in the identification of a new Fertilizers segment, which comprises primarily the manufacturing and commercialization of nitrogen-based fertilizers.

In addition, effective January 1, 2026, we revised our segment reporting to reflect changes in the way we review operating performance and evaluate our business. As a result, our former farming activities are now presented as a single Food and Agriculture segment. The Food and Agriculture segment reflects an integrated business focused on the production and sale of food in various forms, including both raw agricultural outputs and manufactured food products. The Food and Agriculture segment includes the agricultural and related food activities that were previously managed and presented through separate verticals, including crops, rice and dairy. Beginning January 1, 2026, these activities are managed as one integrated value chain and evaluated based on overall segment operating performance. Accordingly, we evaluate results, make resource allocation decisions and assess profitability for the Food and Agriculture segment as a whole rather than based on separate operating results for the historical crops, rice or dairy verticals.

Consequently, comparative information has been recasted beginning in the three-month period ended March 31, 2026, to conform the current presentation. Profertil has been consolidated since the acquisition date. Accordingly, the Group’s consolidated statement of income for the three-month period ended March 31, 2026 includes Profertil’s results of operations for the full interim period, while the consolidated statement of income for the three-month period ended March 31, 2025 does not include Profertil’s results of operations. The Group reports the results of operations of the acquired business in the Fertilizers segment. Accordingly, the consolidated financial statements should be read in light of these circumstances.

Based on the foregoing, we operate in three reportable segments, namely, “Sugar, Ethanol and Energy”, “Fertilizers” and , “Food and Agriculture”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
•‘Sugar, Ethanol and Energy’ segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;
•The ‘Fertilizers’ segment consists of the production of nitrogen-based fertilizers, primarily urea, at our own industrial facility in Argentina, together with the commercialization of these products through a network of storage facilities spread across the country;
•The ‘Food and Agriculture’ segment encompasses the Group's integrated agricultural operations, managed centrally as a single operating segment to maximize the overall use of land and resources. The segment's primary production activities consist of the planting, harvesting, and sale of crops—such as grains, oilseeds, and fibers (including soybeans, corn, wheat, peanuts, cotton, and sunflowers)—alongside the genetic development of seeds and cultivation of rice, and the production of raw milk in our own free-stalls. Following this primary phase, the segment’s industrialization and service activities include the processing and commercialization of rice and other value-added products, the manufacturing of industrialized dairy goods (such as fluid milk, cheese, and powdered milk) within our own industrial facilities, and the provision of grain warehousing, conditioning, and drying services to third parties.

As further discussed in Note 32 to our consolidated financial statements for the year ended December 31, 2025, we apply IAS 29 to our operations in Argentina for those subsidiaries with the peso as its functional currency. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine subsidiaries with the peso as its functional currency for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results of operations from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. The CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

For all the Group’s segments, the primary operating performance measure is “Profit or Loss from Operations” measured in accordance with the procedure outlined above. Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for all periods presented. These tables do not include information for the Sugar, Ethanol and Energy nor Fertilizer reportable
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

segments since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Consolidated Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the three-month period ended:

March 31, 2026 (unaudited)	Food and Agriculture			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	162,420	5,177	167,597	—	—	—	393,503	5,177	398,680
Cost of revenue	(150,828)	(4,874)	(155,702)	—	—	—	(296,004)	(4,874)	(300,878)
Initial recognition and changes in fair value of biological assets and agricultural produce	20,474	573	21,047	—	—	—	23,330	573	23,903
Changes in net realizable value of agricultural produce after harvest	(3,009)	(39)	(3,048)	—	—	—	(3,099)	(39)	(3,138)
Margin on manufacturing and agricultural activities before operating expenses	29,057	837	29,894	—	—	—	117,730	837	118,567
General and administrative expenses	(13,461)	(690)	(14,151)	(8,998)	(379)	(9,377)	(34,756)	(1,069)	(35,825)
Selling expenses	(24,671)	(1,153)	(25,824)	(38)	(6)	(44)	(51,819)	(1,159)	(52,978)
Other operating (expense) / income, net	(3,617)	340	(3,277)	(48)	—	(48)	(7,514)	340	(7,174)
Profit / (loss) from operations	(12,692)	(666)	(13,358)	(9,084)	(385)	(9,469)	23,641	(1,051)	22,590

Depreciation of Property, plant and equipment and amortization of Intangible assets	(10,046)	(616)	(10,662)	(386)	(26)	(412)	(58,164)	(642)	(58,806)
Net gain from Fair value adjustment of Investment property	(3,469)	(190)	(3,659)	—	—	—	(3,469)	(190)	(3,659)

Segment reconciliation for the three-month period ended:

March 31,2025 (unaudited)	Food and Agriculture			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	198,069	1,850	199,919	—	—	—	323,656	1,850	325,506
Cost of revenue	(167,660)	(1,393)	(169,053)	—	—	—	(274,843)	(1,393)	(276,236)
Initial recognition and changes in fair value of biological assets and agricultural produce	16,062	(77)	15,985	—	—	—	23,639	(77)	23,562
Changes in net realizable value of agricultural produce after harvest	1,405	(3)	1,402	—	—	—	1,226	(3)	1,223
Margin on manufacturing and agricultural activities before operating expenses	47,876	377	48,253	—	—	—	73,678	377	74,055
General and administrative expenses	(14,718)	(208)	(14,926)	(10,434)	(101)	(10,535)	(31,972)	(309)	(32,281)
Selling expenses	(24,826)	(310)	(25,136)	(192)	(2)	(194)	(36,834)	(312)	(37,146)
Other operating (expense) / income, net	(2,239)	21	(2,218)	(366)	(2)	(368)	(1,009)	19	(990)
Profit / (loss) from operations	6,093	(120)	5,973	(10,992)	(105)	(11,097)	3,863	(225)	3,638

Depreciation of Property, plant and equipment and amortization of Intangible assets	(9,111)	(139)	(9,250)	(440)	(7)	(447)	(30,640)	(146)	(30,786)
Net loss from Fair value adjustment of Investment property	(1,443)	(7)	(1,450)	—	—	—	(1,443)	(7)	(1,450)
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2026 (unaudited)

	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Corporate	Total

Revenue	120,781	110,302	162,420	—	393,503
Cost of revenue	(86,049)	(59,127)	(150,828)	—	(296,004)
Initial recognition and changes in fair value of biological assets and agricultural produce	2,856	—	20,474	—	23,330
Changes in net realizable value of agricultural produce after harvest	(90)	—	(3,009)	—	(3,099)
Margin on manufacturing and agricultural activities before operating expenses	37,498	51,175	29,057	—	117,730
General and administrative expenses	(6,886)	(5,411)	(13,461)	(8,998)	(34,756)
Selling expenses	(15,053)	(12,057)	(24,671)	(38)	(51,819)
Other operating (expense) / income, net	(4,238)	389	(3,617)	(48)	(7,514)
Profit / (loss) from operations	11,321	34,096	(12,692)	(9,084)	23,641

Depreciation of Property, plant and equipment and amortization of Intangible assets	(29,281)	(18,451)	(10,046)	(386)	(58,164)
Net gain from Fair value adjustment of Investment property	—	—	(3,469)	—	(3,469)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	(1,927)	—	6,857	—	4,930
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	4,783	—	13,617	—	18,400
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	(1,521)	—	(1,521)
Changes in net realizable value of agricultural produce after harvest (realized)	(90)	—	(1,488)	—	(1,578)

As of March 31, 2026:
Farmlands and farmland improvements, net	88,896	4,214	644,833	—	737,943
Machinery, equipment, building and facilities, and other fixed assets, net	269,398	553,143	931,230	—	1,753,771
Bearer plants, net	450,776	—	1,419	—	452,195
Work in progress	45,905	73,255	45,316	—	164,476
Right of use asset	348,062	10,345	26,608	505	385,520
Investment property	—	—	24,037	—	24,037
Goodwill	4,185	208,203	17,972	—	230,360
Biological assets	144,116	—	152,735	—	296,851
Finished goods	51,296	52,465	70,766	—	174,527
Raw materials, Stocks held by third parties and others	27,002	5,854	171,851	—	204,707
Total segment assets	1,429,636	907,479	2,086,767	505	4,424,387
Borrowings	588,399	524,881	241,585	502,193	1,857,058
Lease liabilities	317,996	11,214	19,083	617	348,910
Total segment liabilities	906,395	536,095	260,668	502,810	2,205,968
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2025 (unaudited)

	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Corporate	Total

Revenue	125,587	—	198,069	—	323,656
Cost of revenue	(107,183)	—	(167,660)	—	(274,843)
Initial recognition and changes in fair value of biological assets and agricultural produce	7,577	—	16,062	—	23,639
Changes in net realizable value of agricultural produce after harvest	(179)	—	1,405	—	1,226
Margin on manufacturing and agricultural activities before operating expenses	25,802	—	47,876	—	73,678
General and administrative expenses	(6,820)	—	(14,718)	(10,434)	(31,972)
Selling expenses	(11,816)	—	(24,826)	(192)	(36,834)
Other operating (expense) / income, net	1,596	—	(2,239)	(366)	(1,009)
Profit / (loss) from operations	8,762	—	6,093	(10,992)	3,863

Depreciation of Property, plant and equipment and amortization of Intangible assets	(21,089)	—	(9,111)	(440)	(30,640)
Net loss from Fair value adjustment of Investment property	—	—	(1,443)	—	(1,443)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	11,916	—	465	—	12,381
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	(4,339)	—	15,597	—	11,258
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	(1,875)	—	(1,875)
Changes in net realizable value of agricultural produce after harvest (realized)	(179)	—	3,280	—	3,101

As of December 31, 2025:
Farmlands and farmland improvements, net	88,896	—	651,663	—	740,559
Machinery, equipment, building and facilities, and other fixed assets, net	245,119	1,218,881	254,611	—	1,718,611
Bearer plants, net	413,604	—	1,232	—	414,836
Work in progress	25,622	83,717	27,006	—	136,345
Right of use assets	352,466	9,208	26,788	531	388,993
Investment property	—	—	24,037	—	24,037
Goodwill	3,969	208,204	15,597	—	227,770
Biological assets	127,347	—	187,397	—	314,744
Finished goods	61,457	33,416	75,372	—	170,245
Raw materials, Stocks held by third parties and others	24,120	5,983	105,923	—	136,026
Total segment assets	1,342,600	1,559,409	1,369,626	531	4,272,166
Borrowings	570,737	305,100	205,771	511,401	1,593,009
Lease liabilities	324,888	9,895	21,118	701	356,602
Total segment liabilities	895,625	314,995	226,889	512,102	1,949,611
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

The following tables show our various sources of revenue for the periods indicated:

	Three-months ended March 31,
	2026	2025
	(unaudited)
Revenue of manufactured products and services rendered:
Ethanol	95,900	80,866
Sugar	13,835	36,252
Energy (*)	7,558	3,298
Urea	89,937	—
Ammonia	10,285	—
Peanut	11,935	21,072
Sunflower	2,050	1,530
Cotton	38	1,863
Rice	40,340	69,089
Fluid milk (UHT)	31,061	30,899
Powder milk	13,072	12,576
Other dairy products	20,358	23,861
Services	2,055	1,699
Rental income	478	432
Others	20,731	10,659
Subtotal manufactured products and services rendered	359,633	294,096
Agricultural produce and biological assets:
Soybean	5,296	6,278
Corn	12,240	7,610
Wheat	6,146	5,008
Rice	6,125	—
Sunflower	1,218	1,446
Barley	1,920	1,667
Milk	503	1,071
Cattle	1,846	1,231
Cattle for dairy	3,366	7,077
Others	387	22
Subtotal agricultural produce and biological assets	39,047	31,410
Total revenue	398,680	325,506
(*) Includes revenue of mwh of energy produced by third parties for an amount of US$ 0.90 million (March 31, 2025: revenue of mwh of energy produced by third parties for an amount of US$ 0.17 million).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue (continued)

The notional amount of these contracts is US$ 191.6 million as of March 31, 2026 (March 31, 2025: US$ 141.0 million) comprised primarily of 23,689 liters of ethanol (US$ 15.75 million), 549,069 mwh of energy (US$ 25.00 million), 260,999 tons of sugar (US$ 89.04 million), 133,582 tons of soybean (US$ 35.96 million), 115,361 tons of corn (US$ 23.27 million), and 9,342 tons of wheat (US$ 1.89 million) which expire between April 2026 and May 2027.

5.    Cost of revenue
The following tables show our cost of revenue for the periods indicated:

	Three-month ended March 31, 2026 (unaudited)
	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Total
Finished goods at the beginning of 2026 (Note 18)	61,457	33,416	75,372	170,245
Cost of production of manufactured products (Note 6)	74,595	66,484	128,805	269,884
Purchases	736	11,692	2,296	14,724
Agricultural produce	10,777	—	30,665	41,442
Transfer to raw material	—	—	(16,473)	(16,473)
Direct agricultural selling expenses	—	—	3,349	3,349
Tax recoveries (i)	(11,695)	—	—	(11,695)
Changes in net realizable value of agricultural produce after harvest	(90)	—	(3,048)	(3,138)
Finished goods as of March 31, 2026 (Note 18)	(51,296)	(52,465)	(70,766)	(174,527)
Exchange differences	1,565	—	5,502	7,067
Cost of revenue for the period	86,049	59,127	155,702	300,878
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

	Three-month ended March 31, 2025 (unaudited)
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Finished goods at the beginning of 2025	94,633	93,521	188,154
Cost of production of manufactured products (Note 6)	50,385	133,817	184,202
Purchases	656	6,440	7,096
Agricultural produce	7,010	24,227	31,237
Transfer to raw material	—	(19,157)	(19,157)
Direct agricultural selling expenses	—	2,041	2,041
Tax recoveries (i)	(10,389)	—	(10,389)
Changes in net realizable value of agricultural produce after harvest	(179)	1,402	1,223
Loss of idle productive capacity	9,488	—	9,488
Finished goods as of March 31, 2025	(50,554)	(80,945)	(131,499)
Exchange differences	6,133	7,707	13,840
Cost of revenue for the period	107,183	169,053	276,236
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	Three-month ended March 31, 2026 (unaudited)
	Cost of production of manufactured products (Note 5)				General and Administrative Expenses	Selling Expenses	Total
	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	7,443	5,244	14,169	26,856	14,017	4,712	45,585
Raw materials and consumables	1,288	32,485	9,622	43,395	—	—	43,395
Depreciation and amortization	24,505	17,149	4,021	45,675	7,629	1,338	54,642
Depreciation of right-of-use assets	3,110	83	57	3,250	3,630	40	6,920
Fuel, lubricants and others	6,223	—	1,404	7,627	367	58	8,052
Maintenance and repairs	6,538	3,205	3,158	12,901	1,696	703	15,300
Freights	78	5,479	3,505	9,062	—	18,996	28,058
Export taxes / selling taxes	—	158	—	158	—	14,675	14,833
Export expenses	—	—	—	—	—	5,691	5,691
Contractors and services	2,707	860	630	4,197	1,383	845	6,425
Energy transmission	—	—	—	—	—	584	584
Energy power	367	—	2,597	2,964	328	47	3,339
Professional fees	140	—	84	224	2,812	224	3,260
Other taxes	1,202	—	132	1,334	92	46	1,472
Contingencies	—	—	—	—	563	—	563
Lease expense and similar arrangements	—	—	411	411	670	202	1,283
Third parties raw materials	2,536	—	23,536	26,072	—	—	26,072
Tax recoveries	(469)	—	—	(469)	—	—	(469)
Others	1,778	1,821	1,774	5,373	2,638	4,817	12,828
Subtotal	57,446	66,484	65,100	189,030	35,825	52,978	277,833
Own agricultural produce consumed	17,149	—	63,705	80,854	—	—	80,854
Total	74,595	66,484	128,805	269,884	35,825	52,978	358,687

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

	Three-month ended March 31, 2025 (unaudited)
	Cost of production of manufactured products (Note 5)			General and Administrative Expenses	Selling Expenses	Total
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	6,220	10,598	16,818	9,254	5,015	31,087
Raw materials and consumables	610	7,554	8,164	—	—	8,164
Depreciation and amortization	13,204	3,000	16,204	7,012	383	23,599
Depreciation of right-of-use assets	2,242	14	2,256	4,281	16	6,553
Fuel, lubricants and others	5,286	1,121	6,407	378	74	6,859
Maintenance and repairs	3,578	2,746	6,324	2,146	243	8,713
Freights	130	3,252	3,382	—	12,600	15,982
Export taxes / selling taxes	—	—	—	—	8,315	8,315
Export expenses	—	—	—	—	6,971	6,971
Contractors and services	1,297	589	1,886	—	—	1,886
Energy transmission	—	—	—	—	300	300
Energy power	185	2,600	2,785	186	50	3,021
Professional fees	127	74	201	5,937	138	6,276
Other taxes	1,178	131	1,309	517	89	1,915
Contingencies	—	—	—	410	—	410
Lease expense and similar arrangements	—	598	598	387	250	1,235
Third parties raw materials	491	30,622	31,113	—	—	31,113
Tax recoveries	(724)	—	(724)	—	—	(724)
Others	1,750	1,794	3,544	1,773	2,702	8,019
Subtotal	35,574	64,693	100,267	32,281	37,146	169,694
Own agricultural produce consumed	14,811	69,124	83,935	—	—	83,935
Total	50,385	133,817	184,202	32,281	37,146	253,629

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	Three-month period ended March 31,
	2026	2025
	(unaudited)
Wages and salaries	52,731	39,480
Social security costs	12,029	11,664
Equity-settled share-based compensation	1,872	1,512
	66,632	52,656

8.    Other operating income expense, net

	Three-month period ended March 31,
	2026	2025
	(unaudited)
Loss from commodity derivative financial instruments	(4,982)	(1,961)
Gain /(loss) from disposal of other property items	921	(50)
Net loss from fair value adjustment of investment property	(3,659)	(1,450)
Tax credits recognized	3,701	4,595
Others	(3,155)	(2,124)
	(7,174)	(990)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	Three-month period ended March 31,
	2026	2025
	(unaudited)
Finance income:
- Interest income	9,088	337
- Foreign exchange gain, net	88,570	33,226
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	2,618
- Other income	4,522	219
Finance income	102,180	36,400

Finance costs:
- Interest expense	(30,595)	(12,608)
- Finance cost related to lease liabilities	(6,020)	(8,863)
- Taxes	(2,447)	(1,565)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(2,069)	—
- Other expenses	(5,087)	(1,938)
Finance costs	(46,218)	(24,974)
Other financial results - Net (loss)/gain of inflation effects on the monetary items	(6,674)	410
Total financial results, net	49,288	11,836

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are recognized using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2026	March 31, 2025
	(unaudited)
Current income tax	(19,174)	(507)
Deferred income tax	(8,892)	3,740
Income tax (expense) / benefit	(28,066)	3,233

The gross movement on the deferred income tax liability is as follows:

	March 31, 2026	March 31, 2025
	(unaudited)
Beginning of period	(704,912)	(314,829)
Exchange differences	(39,507)	(16,825)
Effect of fair value valuation for farmlands	36,340	11,471
Others	(563)	(406)
Income tax (expense) / benefit	(8,892)	3,740
End of period	(717,534)	(316,849)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2026	March 31, 2025
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(25,057)	(5,063)
Non-deductible items	(3,157)	(115)
Non-taxable income	1,796	3,306
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	—	10,998
Effect of IAS 29 on Argentina’s shareholder’s equity and deferred income tax.	6,012	(6,604)
Impact of different functional and tax currencies	(5,546)	—
Others	(2,114)	711
Income tax (expense) / profit	(28,066)	3,233
(1) 2025 includes 8,482 of adjustment by inflation of tax loss carryforwards in Argentina.

Tax Inflation Adjustment in Argentina

The information of Tax Inflation Adjustment in Argentina which is described in detail in Note 10 to annual consolidated financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
OECD Pillar Two model rules

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Adecoagro S.A. is incorporated, and came into effect for the fiscal year starting on January 1st, 2024.

The group has not recognized Pillar Two current tax for the period ended March 31, 2026.

The group applies the IAS 12 exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the three-month periods ended March 31, 2026 and 2025 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Three-month period ended March 31 2025
Opening net book amount.	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589
Exchange differences	31,099	405	15,059	14,506	25,952	570	1,313	88,904
Additions	—	—	3,303	15,242	30,765	1,146	14,885	65,341
Revaluation surplus	(32,951)	—	—	—	—	—	—	(32,951)
Transfers	—	—	3,342	2,376	—	(1)	(5,717)	—
Disposals	—	—	(466)	(191)	—	(21)	—	(678)
Reclassification to non-income tax credits (*)	—	—	—	(56)	—	—	—	(56)
Depreciation	—	(1,026)	(6,060)	(10,717)	(11,699)	(661)	—	(30,163)
Closing net book amount	674,908	14,772	318,933	202,275	372,588	18,101	37,409	1,638,986
At March 31, 2025 (unaudited)
Cost	674,908	51,516	644,146	1,177,316	1,078,583	46,181	37,409	3,710,059
Accumulated depreciation	—	(36,744)	(325,213)	(975,041)	(705,995)	(28,080)	—	(2,071,073)
Net book amount	674,908	14,772	318,933	202,275	372,588	18,101	37,409	1,638,986
Three-month period ended March 31 2026
Opening net book amount	724,879	15,680	1,498,712	194,557	414,836	25,342	136,345	3,010,351
Exchange differences	101,592	2,441	30,742	17,150	22,688	2,212	4,783	181,608
Additions	—	—	3,061	20,005	30,801	158	26,201	80,226
Revaluation surplus	(103,966)	—	—	—	—	—	—	(103,966)
Transfers	—	—	2,340	513	—	—	(2,853)	—
Disposals	—	—	(1,876)	(290)	—	(11)	—	(2,177)
Reclassification to non-income tax credits (*)	—	—	—	(20)	—	—	—	(20)
Depreciation	—	(2,683)	(23,915)	(13,873)	(16,130)	(1,036)	—	(57,637)
Closing net book amount	722,505	15,438	1,509,064	218,042	452,195	26,665	164,476	3,108,385
At March 31, 2026 (unaudited)
Cost	722,505	57,070	1,890,047	1,260,396	1,249,395	58,792	164,476	5,402,681
Accumulated depreciation	—	(41,632)	(380,983)	(1,042,354)	(797,200)	(32,127)	—	(2,294,296)
Net book amount	722,505	15,438	1,509,064	218,042	452,195	26,665	164,476	3,108,385
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2026, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net (continued)

The Group determined the valuation of farmlands (US$ 723 million as of March 31, 2026) using, a “Sales Comparison Approach” prepared by an independent expert. Under the Sales Comparison Approach, the Group uses sale prices of comparable properties further adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price as of March 31, 2026 would have reduced the value of the farmlands by US$ 72.3 million, which would impact, net of its tax effect, the “Revaluation surplus” item in the statement of Changes in Shareholders’ Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactured products”, “General and administrative expenses”, “Selling expenses”, as appropriate, and/or capitalized in “Property, plant and equipment” for the three-month periods ended March 31, 2026 and 2025.

As of March 31, 2026, borrowing costs of US$ 1,334 (March 31, 2025: US$ 1,107) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 205.1 million as of March 31, 2026 (March 31, 2025: US$ 217.8 million). As of March 31, 2025, all borrowings that had assets as guaranty were canceled. We are in the process of lifting the pledges.

12.    Right of use assets

Changes in the Group’s right of use assets for the three-month periods ended March 31, 2026 and 2025 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of March 31, 2025
Opening net book amount	352,678	21,168	373,846
Exchange differences	26,104	1,573	27,677
Additions and re-measurement	2,413	90	2,503
Depreciation	(13,412)	(2,399)	(15,811)
Closing net book amount	367,783	20,432	388,215

As of March 31, 2026
Opening net book amount	355,187	33,806	388,993
Exchange differences	9,875	12,592	22,467
Additions and re-measurement	(11,444)	(407)	(11,851)
Depreciation	(10,646)	(3,443)	(14,089)
Closing net book amount	342,972	42,548	385,520

(*) Agricultural partnerships have an average term of 6 years.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the three-month periods ended March 31, 2026 and 2025 were as follows:

	March 31, 2026	March 31, 2025
	(unaudited)
Beginning of period	24,037	33,542
Loss from fair value adjustment (Note 8)	(3,659)	(1,450)
Exchange differences	3,659	1,450
End of period	24,037	33,542
Fair value	24,037	33,542
Net book amount	24,037	33,542

The Group determined the valuation of investment properties using a “Sales Comparison Approach” prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item “Other operating income, net”. There were no changes to the valuation techniques for any of the periods presented. The Group estimated that, other factors being constant, a 10% reduction on the Sales price as of March 31, 2026 would have reduced the value of the Investment properties on US$ 2.4 million, which would impact the line item “Net gain / (loss) from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets, net

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2026 and 2025 were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of March 31, 2025
Opening net book amount	20,242	7,162	9,256	571	37,231
Exchange differences	999	396	361	44	1,800
Additions	—	309	—	—	309
Amortization charge (i)	—	(500)	(122)	(1)	(623)
Closing net book amount	21,241	7,367	9,495	614	38,717
At March 31, 2025 (unaudited)
Cost	21,241	20,533	13,187	1,229	56,190
Accumulated amortization	—	(13,166)	(3,692)	(615)	(17,473)
Net book amount	21,241	7,367	9,495	614	38,717

As of March 31, 2026
Opening net book amount	227,770	17,179	8,295	631	253,875
Exchange differences	2,590	322	1,053	549	4,514
Additions	—	112	—	457	569
Amortization charge (i)	—	(1,006)	(162)	(1)	(1,169)
Closing net book amount	230,360	16,607	9,186	1,636	257,789
At March 31, 2026 (unaudited)
Cost	230,360	32,612	13,395	2,257	278,624
Accumulated amortization	—	(16,005)	(4,209)	(621)	(20,835)
Net book amount	230,360	16,607	9,186	1,636	257,789

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended March 31, 2026 and 2025, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2025.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2026 and 2025 were as follows:

	March 31, 2026 (unaudited)
	Sugarcane (i)	Food and Agriculture (i) (ii)	Total
Beginning of year	127,347	187,397	314,744
Increase due to purchases	—	4,287	4,287
Initial recognition and changes in fair value of biological assets	2,856	21,047	23,903
Decrease due to harvest / disposals	(28,609)	(154,672)	(183,281)
Costs incurred during the period	35,716	66,902	102,618
Exchange differences	6,806	27,774	34,580
End of period	144,116	152,735	296,851

	March 31, 2025 (unaudited)
	Sugarcane (i)	Food and Agriculture (i) (ii)	Total
Beginning of year	69,620	224,325	293,945
Increase due to purchases	—	141	141
Initial recognition and changes in fair value of biological assets	7,577	15,985	23,562
Decrease due to harvest / disposals	(23,086)	(176,766)	(199,852)
Costs incurred during the period	27,288	88,538	115,826
Exchange differences	5,487	9,494	14,981
End of period	86,886	161,717	248,603

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.
(ii)Biological assets that are measured at fair value within level 2 of the hierarchy

For those biological assets measured at fair value within level 3 of the fair value hierarchy, the Group uses valuation techniques based on unobservable inputs. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those described in Note 16 to of the consolidated financial statements for the year ended December 31, 2025.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the three-month period ended March 31, 2026:

	March 31, 2026
	(unaudited)
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	4,373	5,138	9,511
Depreciation and amortization	1,395	—	1,395
Depreciation of right-of-use assets	4,903	—	4,903
Fertilizers, agrochemicals and seeds	15,676	8,723	24,399
Fuel, lubricants and others	1,715	1,177	2,892
Maintenance and repairs	1,379	2,804	4,183
Freights	—	790	790
Contractors and services	5,518	26,251	31,769
Feeding expenses	—	6,102	6,102
Veterinary expenses	—	866	866
Energy power	—	3,012	3,012
Professional fees	81	157	238
Other taxes	—	316	316
Lease expense and similar arrangements	86	5,073	5,159
Others	590	1,409	1,999
Subtotal	35,716	61,818	97,534
Own agricultural produce consumed	—	5,084	5,084
Total	35,716	66,902	102,618

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)
Cost of production for the three-month period ended March 31, 2025:

	March 31, 2025
	(unaudited)
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	2,982	9,855	12,837
Depreciation and amortization	588	—	588
Depreciation of right-of-use assets	6,089	—	6,089
Fertilizers, agrochemicals and seeds	11,216	25,259	36,475
Fuel, lubricants and others	1,471	1,518	2,989
Maintenance and repairs	842	3,754	4,596
Freights	—	800	800
Contractors and services	3,761	27,734	31,495
Feeding expenses	—	6,186	6,186
Veterinary expenses	—	1,069	1,069
Energy power	—	3,179	3,179
Professional fees	62	346	408
Other taxes	10	331	341
Lease expense and similar arrangements	72	2,242	2,314
Others	195	1,506	1,701
Subtotal	27,288	83,779	111,067
Own agricultural produce consumed	—	4,759	4,759
Total	27,288	88,538	115,826

Biological assets as of March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026	December 31, 2025
	(unaudited)
Non-current
Cattle for dairy production	45,698	39,810
Breeding cattle	293	271
Other cattle	500	407
	46,491	40,488
Current
Breeding cattle	20,629	14,325
Other cattle	1,002	937
Sown land – crops	73,386	51,384
Sown land – rice	11,227	80,263
Sown land – sugarcane	144,116	127,347
	250,360	274,256
Total biological assets	296,851	314,744

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments

As of March 31, 2026, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

For Level 1 instruments, valuation is based on the unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Level 1 financial instruments mainly consist of crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market are categorized as Level 2 instruments and are valued using models based on observable market data. The Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the derivative financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. Level 2 financial instruments mainly consist of interest-rate swaps and foreign-currency interest-rate swaps.

For Level 3 instruments, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any Level 3 financial instruments for any of the periods presented.

There were no transfers between any levels during any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2026 and their allocation to the fair value hierarchy:

	2026
	Level 1	Level 2	Total

Assets
Derivative financial instruments	78	3,045	3,123
Short-term investment	57,004	—	57,004
Total assets	57,082	3,045	60,127
Liabilities
Derivative financial instruments	(1,613)	(6,274)	(7,887)
Total liabilities	(1,613)	(6,274)	(7,887)

The following table presents the Group’s short term investment that are measured at fair value at March 31, 2026:

2026
Corporate bonds	21,389
Government securities	1,752
Mutual funds	33,863
Short-term investment	57,004

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)
When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(160)

Options	Quoted price	-	-	1	(1,290)

NDF	Quoted price	Foreign-exchange curve	Present value method	1	(85)

Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	(3,229)

Public securities	Quoted price	-	-	1	57,004

17.    Trade and other receivables, net

	March 31, 2026	December 31, 2025
	(unaudited)
Non-current
Advances to suppliers	37,417	37,183
Income tax credits	14,273	8,516
Non-income tax credits (i)	34,642	33,645
Judicial deposits	2,223	2,070
Other receivables (ii)	1,425	1,475
Non-current portion	89,980	82,889
Current
Trade receivables	180,806	191,635
Less: Allowance for trade receivables	(4,624)	(4,782)
Trade receivables – net	176,182	186,853
Prepaid expenses	37,891	21,014
Advance to suppliers	52,068	43,994
Income tax credits	15,700	11,847
Non-income tax credits (i)	67,204	66,961
Receivables from related parties (Note 28)	15,761	16,359
Other receivables	17,789	17,322
Subtotal	206,413	177,497
Current portion	382,595	364,350
Total trade and other receivables, net	472,575	447,239

(i) Includes US$ 20 for the three-month period ended March 31, 2026 reclassified from property, plant and equipment (for the year ended December 31, 2025: US$ 326).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2026	December 31, 2025
	(unaudited)
Currency
US Dollar	202,297	216,969
Argentine Peso	134,649	110,097
Uruguayan Peso	1,664	2,289
Brazilian Reais	133,965	117,884
	472,575	447,239

As of March 31, 2026 trade receivables of US$ 29,379 (December 31, 2025: US$ 36,576) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 3,943 and US$ 3,985 are over 6 months in March 31, 2026 and December 31, 2025, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	March 31, 2026	December 31, 2025
	(unaudited)
Raw materials	204,707	136,026
Finished goods (Note 5)	174,527	170,245
	379,234	306,271

19.    Cash and cash equivalents

	March 31, 2026	December 31, 2025
	(unaudited)
Cash at bank and on hand	81,040	202,506
Short-term bank deposits	91,491	180,644
	172,531	383,150

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Acquisition of Profertil S.A.

On December 10, 2025, the Group acquired from Nutrien Ltd. (“Nutrien”) its 50% interest in Profertil S.A. (“Profertil”). The acquisition was executed through a holding subsidiary formed together with a third-party, Asociación de Cooperativas Argentinas (“ACA”), with an 80%-20% ownership structure, respectively. The remaining 50% in Profertil was held by YPF S.A. (“YPF”). The total consideration for the transaction was US$596.3 million which were paid in cash by us and ACA on a proportionate basis. The Company incurred $3.2 million in transaction-related costs. The acquisition was accounted for under the equity method in accordance with IAS 28. Transaction costs were considered part of the cost of the investment at acquisition date.

On December 18, 2025, the Group acquired from YPF the remaining 50% interest it held in Profertil for a total consideration of US$596.3 million. The acquisition was carried out without the participation of ACA. As of March 31, 2026, it was fully paid. During 2026 the Company paid outstanding balance of the acquisition, which was US$396.3 million.

The Group has accounted for the Acquisition under the purchase method of accounting in accordance with IFRS 3. Accordingly, the Group has made a preliminary allocation of the estimated purchase price to the assets acquired and liabilities assumed based on their fair values at acquisition date. Goodwill is measured as the excess of the aggregate of consideration transferred, non controlling interest and fair value of previously held interest over the net identifiable assets acquired and liabilities assumed measured at fair value.

The approval of the Argentine Antitrust Authority is still pending.
Management made significant assumptions and estimates in determining the preliminary fair values of the assets acquired and liabilities assumed in connection with the business combination. The initial accounting for this acquisition is provisional, as certain valuations and other analysis have not yet been finalized. Accordingly, the amounts recognized in these financial statements are subject to adjustments during the measurement period as additional information becomes available regarding facts and circumstances that existed at the acquisition date. Areas subject to refinement include: (1) the fair values of property, plant and equipment; (2) the valuations of off-market components of certain contracts; (3) the recognition and measurement of contingencies and liabilities for unrecognized tax benefits; and (4) other assets and liabilities. We expect to finalize the purchase price allocation by June 30, 2026.

The following table summarizes the fair value of purchase consideration, fair value of the previously held interest in Profertil and non controlling interest in Profertil:

Purchase consideration:
Amount paid in cash	200,000
Amounts to be paid in installments	396,282
Total purchase consideration	596,282
Fair value of previously held interest in Profertil before the business combination	476,847
Non-controlling interest	95,829
Total	1,168,958

The following table reflects the fair value of the net assets acquired:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisitions

Cash and cash equivalents	1,007
Trade and other receivables	159,010
Short-term investments	38,688
Inventories	50,286
Right of use assets	9,221
Property, plant and equipment (*)	1,303,071
Intangible assets	10,419
Total Assets	1,571,702
Trade and other payables	(63,304)
Payroll and other liabilities	(7,039)
Borrowings	(80,151)
Lease liabilities	(9,904)
Deferred income tax liabilities	(386,344)
Current income tax liabilities	(41,462)
Provision for other liabilities	(22,744)
Total Liabilities	(610,948)
Net identifiable Assets Acquired	960,754
Add: goodwill	208,204
Net assets acquired	1,168,958
(*) Includes US$1,107 million related to the fertilizer plant complex of Bahia Blanca (Fertilizer Complex).

The Group used a depreciated replacement cost approach to measure the fair value of property, plant and equipment, including the fertilizer plant complex. Under the cost approach, the value is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence. The key judgment and assumptions used include the current replacement cost and physical deterioration factors, including economic useful life and effective age. As a corroborative procedure, an income approach was also performed to assess the reasonableness of the results obtained under the cost approach. Determining the fair value of property, plant and equipment requires significant management judgment and involves the use of significant estimates and assumptions. The valuation was performed with the assistance of an independent valuation specialist.

The fair value of inventory was determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and an appropriate profit margin based on the effort required to complete and sell the inventories.

The fair value of long-term debt was estimated using a discounted cash flow analysis based on current market interest rates for debt instruments with similar terms, maturity and credit risk.

Management has conducted a preliminary assessment of provisions arising from the business operations of Profertil, including but not limited to site restoration provisions and has recognized a provisional amount. The management will continue to review these matters during the measurement period. If new information obtained during the measurement period about facts and circumstances that existed at the date of acquisition identifies adjustments to the provisional amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

As of the date these condensed consolidated interim financial statements were authorized for issue, , we did not identify any measurement adjustment. Management expects to finalize the purchase price allocation by June 30, 2026.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisitions (continued)
All other net tangible assets were valued at their respective carrying amounts, as management believes that these amounts approximate their current fair values.

The non-controlling interest was measured at its proportionate value the NCI’s proportionate share of the acquiree’s identifiable net assets.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, compared to the preliminary valuations would result in a corresponding increase in the amount of goodwill. Conversely, an increase in the fair value of identifiable assets acquired would reduce goodwill. To the extent that adjustments relate to depreciable or amortizable assets, such changes would also affect future depreciation or amortization expense.

Goodwill is primarily attributable to expected synergies from expanding our agro-industrial platform and further diversify our revenue base. The goodwill is not deductible for tax purposes.

Profertil has been consolidated since the acquisition date. Accordingly, the Group’s consolidated statement of income for the three-month period ended March 31, 2026 includes Profertil’s results of operations for the full interim period, while the consolidated statement of income for the three-month period ended March 31, 2025 does not include Profertil’s results of operations. The Group reports the results of operations of the acquired business in the Fertilizers segment. See Note 3 - “Segment information” for details.

21.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2025	111,382	826,472
Purchase of own shares	—	(8,623)
Dividends to shareholders	—	(17,500)
At March 31,2025 (unaudited)	111,382	800,349

At January 1, 2026	147,872	1,097,899
Employee share options exercised (Note 22)	—	362
At March 31,2026 (unaudited)	147,872	1,098,261

Share capital issuance

On December 11, 2025, the Company completed a public offering of its common shares on the New York Stock Exchange. The Company issued 41,379,311 shares at a price of US$7.25 per share. In addition, on December 17, 2025, the Company issued 1,111,035 additional shares at a price of US$7.25 per share following the exercise by the underwriters of their over-allotment option. The offering resulted in aggregate gross proceeds of approximately US$308.0 million. Issuance costs related to the offering amounted to US$4.37 million.

As of March 31, 2026, the Company’s issued share capital amounted to $221,808,241.50, represented by 147,872,161 shares in issue with a nominal value of US$1.50 each. Of these shares, 3,599,079 were held in treasury and 144,273,082 were outstanding as of March 31, 2026.

Decision of the Extraordinary General Shareholders’ meetings

On June 6, 2025, the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by US$9.0 million through the cancellation of 6,000,000 treasury shares with a nominal value of
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder’s contribution (continued)
US$1.50 each. As a result, as from June 6, 2025, the Company’s issued share capital amounted to US$158,072,722.50, represented by 105,381,815 shares in issue with a nominal value of US$1.50 each.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On December 11, 2024, the Board of Directors approved the renewal of the program, and also its extension for an additional twelve-month period, ending December 31, 2025. No further extension was approved.

As of March 31, 2026, the Company repurchased an aggregate of 32,299,783 shares under the program, of which 11,838,504 have been utilized to cover the exercise of the Company’s employee stock option plan and the granted of the restricted stock plan and 11 million shares were reduced from capital. During the three-month periods ended March 31, 2026 and 2025 the Company repurchased shares for an amount of nil and 1,057,858 respectively.

Annual dividends

On April 16, 2026, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments that will be paid on May, 2026 and November, 2026, respectively.Because the dividend was approved after March 31, 2026, no liability has been recognized in these condensed consolidated interim financial statements.

On June 17, 2025, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments in May 16, 2025 and November 19, 2025, respectively.

22.    Equity-settled share-based payments

In 2004, the Group established the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

Further, in 2010, the Group established the “Adecoagro Restricted Share and Restricted Stock Unit Plan” (the “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of March 31, 2026, 44,256 options (March 31, 2025: nil) were exercised. No options were forfeited or expired for any of the periods presented.

(b)Restricted Share and Restricted Stock Unit Plan

On April 1, 2025, and as a consequence of the Possible acquisition as of that date, from Tether Investment S.A. de C.V. of the controlling interest of the Company, it was decided, as specified in the plan for a circumstance like this, an acceleration of the vesting of all granted restricted shares. As of March 31, 2026, the Group recognized compensation expense of US$ 1.9 million related to the restricted shares granted under the Restricted Share Plan (March 31, 2025: US$ 1.5 million). For the three-month period ended March 31, 2026, 1,652,040 Restricted Shares were granted (March 31, 2025: 998,778), nil were vested (March 31, 2025: nil), and nil Restricted shares were forfeited (March 31, 2025: 1,541).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Trade and other payables

	March 31, 2026	December 31, 2025
	(unaudited)
Non-current
Other payables	620	700
	620	700
Current
Trade payables	179,620	226,568
Advances from customers	12,162	21,892
Amounts due to related parties (Note 28)	11	705
Taxes payable	18,129	14,467
Dividends payables	525	499
Payables from acquisition of subsidiaries	—	405,999
Other payables	2,560	3,030
	213,007	673,160
Total trade and other payables	213,627	673,860

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

24.    Borrowings

	March 31, 2026	December 31, 2025
	(unaudited)
Non-current
Senior Notes (*)	794,742	814,306
Bank borrowings (*)	720,985	565,615
	1,515,727	1,379.921
Current
Senior Notes (*)	7,552	21,942
Bank overdrafts	—	82
Bank borrowings (*)	333,779	191,064
	341,331	213.088
Total borrowings	1,857,058	1,593.009

(*) As of March 31, 2026, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of March 31, 2026, total bank borrowings include collateralized liabilities of US$488,359 (December 31, 2025: US$274,087). These loans were mainly collateralized by property, plant and equipment, long term purchases agreement and shares of certain subsidiaries of the group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

Notes 2032

On July 29, 2025, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 7.5%. The Notes will mature on July 29, 2032. Interest on the Notes is payable semi-annually in arrears on January 29 and July 29 of each year. The total proceeds nets of expenses was US$ 496.8 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., L3N S.A., Pilagá S.A., Adecoagro Vale do Ivinhema S.A., Adecoagro Uruguay S.A. and Profertil S.A. are the only Subsidiary Guarantors.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes is payable semi-annually in arrears on March 21 and September 21 of each year. Total proceeds nets of expenses was US$ 495.2 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A., Usina Monte Alegre Ltda. and Profertil S.A. are the only Subsidiary Guarantors.

The Company carried out two tender offers for its Notes due 2027, cancelling US$84.4 million in August 2024 and US$150.9 million in July 2025. During 2026, an additional US$19.8 million were cancelled, leaving US$244.9 million outstanding as of March 31, 2026.

The Notes 2027 and 2032 contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

ON Class II 2027

On July 14, 2025, the Company subsidiary Profertil S.A issued its second series of Simple Negotiable Obligations (non-convertible into shares), Class 2, with a nominal value of US$54.3 million, at a fixed annual nominal interest rate of 7.25%, with a term of 2 years. These obligations will be amortized in a single payment at maturity, with semi-annual interest payments.These notes were issued before the Group obtained control of Profertil S.A. and are included in the Group’s borrowings following the consolidation of Profertil S.A.

On May 6, 2026, Profertil S.A. issued USD 70 million in Corporate Bonds (third series). The notes feature a 5.75% fixed annual interest rate, maturing in 3.5 years with a bullet principal repayment and semi-annual interest payments (November and May).

New credit facility with Rabobank

In January 2026, the company, through its subsidiary Kadesh Hispania S.L.U., entered into a credit facility with Rabobank totaling USD 200 million, maturing in 2033 at an annual interest rate of 6.95%; this debt is secured with shares of Agro Inversora S.A. It contains customary financial covenants, which all are in compliance.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	March 31, 2026	December 31, 2025
	(unaudited)
Fixed rate:
Less than 1 year	284,996	163,558
Between 1 and 2 years	404,946	461,985
Between 2 and 3 years	79,179	42,641
Between 3 and 4 years	74,668	37,013
Between 4 and 5 years	91,560	37,442
More than 5 years	674,125	616,852
	1,609,474	1,359,491
Variable rate:
Less than 1 year	56,335	49,530
Between 1 and 2 years	85,244	83,053
Between 4 and 5 years	23,925	12,069
More than 5 years	82,080	88,866
	247,584	233,518
	1,857,058	1,593,009

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes 2027, notes 2032 and ON Class II 2027 equal US$ 242.1 million, US$ 491.7 million and US$ 55.2 million, respectively, representing 98.84%, 98.33% and 101.56% of the nominal amount, respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	March 31, 2026	December 31, 2025
	(unaudited)
Non-current	289,820	296,643
Current	59,090	59,959
	348,910	356,602

The maturity of the Group's lease liabilities is as follows:

	March 31, 2026	December 31, 2025
	(unaudited)
Less than 1 year	59,090	59,959
Between 1 and 2 years	59,030	58,175
Between 2 and 3 years	47,337	49,902
Between 3 and 4 years	39,629	40,325
Between 4 and 5 years	35,120	35,393
More than 5 years	108,704	112,848
	348,910	356,602

26.    Payroll and social security liabilities

	March 31, 2026	December 31, 2025
	(unaudited)
Non-current
Social security payable	631	567
	631	567
Current
Salaries payable	9,972	8,353
Social security payable	7,531	8,060
Provision for vacations	13,472	15,707
Provision for bonuses	7,942	6,662
	38,917	38,782
Total payroll and social security liabilities	39,548	39,349

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2025.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (expense) included in the statement of income		Balance receivable / (payable)		Acquisition
			March 31, 2026	March 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026

			(unaudited)	(unaudited)	(unaudited)

Directors and senior management	Employment	Compensation selected employees	(2,478)	(1,642)	(12,650)	(11,457)	—
	Consultant	Payables	(105)	—	—	—	—
	Employment	Receivables	53	—	15,761	16,359
Zettahash, S.A. de C.V.	Affiliate	Acquisition of property plant and equipment	—	—	—	—	11,471
Rio Porá S.A.	Affiliate	Leases / Payables	(27)	—	(796)	(1,602)	—

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2026, results of operations and cash flows for the three-month periods ended March 31, 2026 and 2025. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2025.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and revenue are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Revenue in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol revenue and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). In the case of fertilizers, sales are typically concentrated from May to August, reflecting demand for spring planting of major summer crops in Argentina. As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

The accompanying notes are an integral part of these condensed consolidated interim financial statements